PGIM Investments LLC

655 Broad Street – 6th Floor

Newark, New Jersey 07102

April 11, 2025

The Board of Directors
PGIM Private Real Estate Fund, Inc.
655 Broad Street—6th Floor
Newark, New Jersey 07102

Re:  PGIM Private Real Estate Fund, Inc. (the “Fund”)

To the Board of Directors:

PGIM Investments LLC (the “Manager”) has contractually agreed to waive its fees and/or reimburse expenses of the Fund through August 15, 2028 (the “ELRA Period”) so that the Fund’s Specified Expenses will not exceed 0.50% of net assets (annualized). The Fund has agreed to repay these amounts, when and if requested by the Manager, but only if and to the extent that Specified Expenses are less than 0.50% of net assets (annualized) (or, if a lower expense limit is then in effect, such lower limit) within three years after the date the Manager waived or reimbursed such fees or expenses. This arrangement cannot be terminated without the consent of the Fund’s Board prior to the end of the ELRA Period.

“Specified Expenses” is defined to include all expenses incurred in the business of the Fund, including organizational and offering costs (other than Initial Organization and Offering Costs, which will be paid directly by PGIM and its affiliates), with the exception of (i) the Management Fee, (ii) the Incentive Fee, (iii) the Servicing Fee, (iv) the Distribution Fee, (v) property level expenses, (vi) brokerage costs or other investment-related out-of-pocket expenses, including with respect to unconsummated investments, (vii) dividend/interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (viii) taxes, and (ix) extraordinary expenses (as determined in the sole discretion of the Manager).

PGIM INVESTMENTS LLC
By:	/s/ Scott Benjamin
Name:	Scott Benjamin
Title:	Executive Vice President